Exhibit 99.1

Notice Convening the Annual General Meeting of
Oatly Group AB (publ)

The shareholders of Oatly Group AB (publ) (“Oatly” or the “Company”) reg. no. 559081-1989, are hereby invited to the annual general meeting (the “AGM”) to be held at High Court, Malmöhusvägen 1, Malmö, at 14.00 (CEST) on Wednesday 20 May 2026.

Pursuant to clause 10 of Oatly’s articles of association, the board of directors has resolved that shareholders may exercise their voting rights at the AGM by post. Shareholders may therefore choose to exercise their voting rights in person at the meeting, by proxy or through postal voting. The board of directors proposes that the AGM is broadcasted over web link. Please note that shareholders will not be able to vote or otherwise participate, other than for information purposes, through the web link.

Those who wish to exercise their voting rights at the AGM must:

·
be recorded in the share register maintained by Euroclear Sweden AB (“Euroclear”) on 11 May 2026 (the “Record Date”), and
·
give notice to the Company of their intention to attend the AGM according to the instructions under the heading “Notification of Attendance in Person or by Proxy” or cast a postal vote according to the instructions under the heading “Instructions for Postal Voting” no later than on 13 May 2026.

Nominee-Registered Shares

Shareholders whose shares are nominee-registered through a bank or other authorized depositary, e.g. in a custody account, must – in addition to giving notice of their attendance – request that the shares be temporarily re-registered in their own name. Re-registration may be temporary (so-called voting rights registration) and requested from the nominee in advance in accordance with the nominee’s routines. Voting rights registration that the shareholder has requested and which has been issued by the nominee no later than 13 May 2026 will be accepted in the preparation of the share register.

Notification of Attendance in Person or by Proxy

Shareholders who wish to attend the AGM in person or by proxy must notify the Company of this no later than 13 May 2026 either:

·
in writing to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden,
·
by phone: +46 8 402 91 33 during business days between 09:00-16:00 (CEST), or
·
at https://investors.oatly.com/corporate-governance/annual-general-meeting-2026.

In the notification, provide your name or company name, personal or organization ID number, address, phone number and, if applicable, the number of persons attending with you (no more than two).

If attending by proxy or representative, a power of attorney, registration certificate or other authorization document should be sent to the Company at the above address well in advance of the AGM and preferably by 13 May 2026. Power of attorney forms are available on the Company’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2026.

Instructions for Postal Voting

A special form shall be used for postal voting. The postal voting form is available on Oatly’s website https://investors.oatly.com/corporate-governance/annual-general-meeting-2026.

Completed and signed postal voting forms can be sent by post to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden or by e-mail to GeneralMeetingService@euroclear.com. The completed form must be received by Euroclear no later than 13 May 2026. Shareholders who are natural persons may also, on or before 13 May 2026, cast a postal vote electronically via verification with Swedish BankID on Euroclear’s website https://www.euroclear.com/sweden/generalmeetings/.

The shareholder may not give instructions other than to mark one of the alternative answers in the form. If the shareholder has included special instructions or conditions in the form, or changed or made amendments to the pre-printed text, the postal vote will be considered invalid. Further instructions and conditions can be found in the postal voting form and at https://www.euroclear.com/sweden/generalmeetings/.

If a shareholder casts a postal vote by proxy, a written and dated power of attorney signed by the shareholder shall be enclosed with the postal voting form. Power of attorney forms are available on Oatly’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2026. If the shareholder is a legal entity, a registration certificate or other authorization document must be enclosed with the form.

Those who wish to withdraw a postal vote and instead cast their vote by participating in the AGM in person or by proxy must notify the AGM’s secretariat before the meeting is opened.

Proposed Agenda

1.
Opening of the Meeting
2.
Election of the Chairperson of the AGM
3.
Preparation and Approval of the Voting List
4.
Approval of the Agenda
5.
Election of Persons to Verify the Minutes
6.
Determination as to Whether the AGM has Been Duly Convened
7.
Submission of the Annual Report and Auditor’s Report and the Consolidated Annual Report and Auditor’s Report for the Group
8.
Resolution Regarding Adoption of the Income Statement and Balance Sheet and the Consolidated Income Statement and Consolidated Balance Sheet for the Financial Year 2025
9.
Resolution Regarding the Allocation of the Company’s Profit or Loss in Accordance with the Adopted Balance Sheet
10.
Resolution Regarding Discharge from Liability of the Members of the Board of Directors and the CEO
11.
Determination of the Number of Members of the Board of Directors
12.
Election of Members and Chairperson of the Board of Directors
13.
Determination of the Remuneration to the Members of the Board of Directors
14.
Determination of the Fees Payable to the Auditor
15.
Election of Auditor
16.
Resolution Regarding (a) Implementation of the LTIP 2026–2028 Incentive Program and Increase in the Overall Share Limit, (b) Issuance of Warrants of Series 2026 and (c) Approval of Transfer of 2026 Warrant Instruments

17.
Resolution Regarding (a) Implementation of the Board Equity Program 2026–2028 and Increase in the Overall Share Limit, (b) a One-Time Issue of Share Awards to Certain Members of the Board of Directors and (c) Issuance of Warrants of Series 2026-B and Approval of Transfer of Warrants of Series 2026-B
18.
Resolution Regarding Amendment to the Articles of Association
19.
Closing of the Meeting

Proposals for Decision etc.

Item 2 – Election of the Chairperson of the AGM

The Company’s nominating, corporate governance and sustainability committee (the “Nomination Committee”), composed of Hannah Jones, Benjamin Black and Li Wang, proposes that Shoan Panahi (attorney), or anyone he appoints in his stead, is elected chairperson of the AGM.

Item 3 – Preparation and Approval of the Voting List

The voting list proposed for approval is the voting list drawn up by Euroclear on behalf of the Company, based on the AGM share register, shareholders having given notice of participation and being present at the AGM, and postal votes received.

Item 5 – Election of Persons to Verify the Minutes

The board of directors proposes that Greta Ekblom (White & Case) shall verify the minutes of the meeting. The assignment to verify the minutes also includes verifying the voting list and that the received postal votes are correctly reflected in the minutes of the meeting.

Item 9 – Resolution Regarding the Allocation of the Company’s Profit or Loss in Accordance with the Adopted Balance Sheet

The board of directors proposes that no dividend is distributed for the financial year 2025 and that the Company’s result for the financial year 2025 is carried forward.

Item 11 – Determination of the Number of Members of the Board of Directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be ten (10), without deputy members.

Item 12 – Election of Members and Chairperson of the Board of Directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that:

•
Eric Melloul shall be elected as an ordinary member of the board of directors for the period until the close of the annual general meeting 2029.
•
Stefan Descheemaeker shall be elected as a new ordinary member of the board of directors for the period until the close of the annual general meeting 2029.
•
Martin Brok shall be elected as chairperson of the board of directors for the period until the close of the annual general meeting 2029.

Information relating to the proposed members of the board of directors is presented below.

Eric Melloul (1968)

Current assignments on the board of directors of Oatly: Chairperson of the board of directors, member of the remuneration committee and member of the audit committee. Member of the board of directors since 2016.

Other current assignments: Lead independent board member of the board of directors of Vita Coco (All Market Inc.).

Education and previous assignments: Master of Public Administration from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science. Previous Senior Advisor to Verlinvest and member of the board of directors of Mutti S.p.A.

Shareholding: 190,617 ordinary shares in the form of 6,603 ADSs and 58,557 ordinary shares.

Independence: Independent in relation to Oatly, Oatly’s management team and Oatly’s major shareholders.

Stefan Descheemaeker (1960)

Current assignments on the board of directors of Oatly: Proposed for election as a member of the board of directors in 2026.

Other current assignments: Chairperson of the board of directors of Verlinvest and Non-Executive Director of Nomad Foods.

Education and previous assignments: Master of Business/Managerial Economics from Solvay Business School (University of Brussels). Previous Chief Executive Officer of Nomad Foods.

Shareholding: 25,304 ordinary shares.

Independence: Independent in relation to Oatly and Oatly’s management team, but not in relation to Oatly’s major shareholders.

Martin Brok (1966)

Current assignments on the board of directors of Oatly: Chairperson of the remuneration committee. Member of the board of directors since 2023.

Other current assignments: Member of the board of directors of Ulta Beauty Inc. (NASDAQ: ULTA) and several private companies including Revlon, End Clothing, Poke House and Qorium.

Education and previous assignments: Bachelor of Business Administration (Marketing) from Georgia State University’s Robinson School of Business and completion of the Program for Management Development at Harvard Business School. Previous Global President and Chief Executive Officer of Sephora, President Starbucks EMEA, Global COO Direct to Consumer at Nike, Inc. and a member of the board of directors of Tous, Grupo Axo and Self Esteem Brands.

Shareholding: 1,021,300 ordinary shares in the form of 51,065 ADSs.

Independence: Independent in relation to Oatly, Oatly’s management team and Oatly’s major shareholders.

Item 13 – Determination of the Remuneration to the Members of the Board of Directors

It is proposed, in accordance with the Company’s remuneration committee’s (the “Remuneration Committee”) recommendation, that compensation shall be allocated to the directors in accordance with the following:

•
USD 140,000 to the chairperson of the board of directors,
•
USD 60,000 to each ordinary member of the board of directors, who is not employed by the Company or any of its subsidiaries,
•
USD 22,500 to the chairperson of the audit committee,
•
USD 10,000 to each ordinary member of the audit committee,
•
USD 22,500 to the chairperson of the Remuneration Committee,
•
USD 10,000 to each ordinary member of the Remuneration Committee,
•
USD 22,500 to the chairperson of the Nomination Committee,
•
USD 10,000 to each ordinary member of the Nomination Committee, and
•
SEK 24,000 to each ordinary employee representative.

Item 14 – Determination of the Fees Payable to the Auditor

It is proposed, in accordance with the Company’s audit committee’s (the “Audit Committee”) recommendation, that the auditor fees be paid in accordance with approved invoices.

Item 15 – Election of Auditor

It is proposed, in accordance with the Audit Committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the close of the next annual general meeting.

Item 16 – Resolution Regarding (a) Implementation of the LTIP 2026–2028 Incentive Program and Increase in the Overall Share Limit, (b) Issuance of Warrants of Series 2026 and (c) Approval of Transfer of 2026 Warrant Instruments

Background and Reasons

In 2021, the Company adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units (“RSUs”) and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on May 6, 2021, resolved to implement a long-term group-wide incentive program for members of the group management, key employees and other employees in the Company and within the Oatly group, as well as consultants who work full-time for the Oatly group and over a longer period (as amended, “LTIP 2021–2026”).

In connection with the implementation of LTIP 2021–2026, the Company issued a total of 68,106,582 warrants (Sw. teckningsoptioner) for purposes of securing delivery of ordinary shares, warrants or American depository shares (“ADSs”) in the Company upon vesting of RSUs and exercise of stock options granted in LTIP 2021–2026. The board of directors of Oatly (the “Board”) intends to grant the final tranche of RSUs under LTIP 2021–2026 during May 2026. In order to ensure broad equity participation across the Oatly workforce, such RSUs will be granted to employees of the Oatly group that are not part of the Company’s executive management team, top key personnel or senior key personnel.

Further, the Board proposes that the annual general meeting resolves to implement a new long-term incentive program for Oatly’s chief executive officer and other members of the executive management team, top key personnel and selected senior key personnel (“LTIP 2026–2028”) and to increase the “Overall Share Limit” under the Oatly Incentive Plan to 143,861,475 Common Shares (as defined in the Oatly Incentive Plan). A person that is granted RSUs under LTIP 2021–2026 in May 2026 will not be eligible to be granted awards under LTIP 2026–2028 in 2026.

The proposal to implement the LTIP 2026–2028 has been put forward because the Company’s Remuneration Committee and the Board believe that the implementation is of importance and in the best interests of Oatly and its shareholders for purposes of enabling the Company to attract and retain critical talent.

In view of the above, the Board proposes that the annual general meeting resolves to (a) implement LTIP 2026–2028 and increase the “Overall Share Limit” under the Oatly Incentive Plan, (b) issue 67,263,960 new warrants of series 2026 (the “2026 Warrants”) and (c) approve the transfer of 2026 Warrant Instruments (as defined below), in accordance with items (a), (b) and (c) below. The resolutions under items (a), (b) and (c) are proposed to be conditional upon each other and for that reason it is proposed that such resolutions are passed as one resolution.

The Board notes that the Company has undergone a significant operational transformation over the past three years, resulting in materially improved margins and profitability. In the full year 2025, the Company achieved its first full year of profitable growth and reported positive adjusted EBITDA. In February 2026, the Company further announced that it expects continued profitable growth in 2026. If the market value of the Company’s ADSs increases as a result of improved profitability, the Board intends to grant fewer Awards (as defined below) in 2027 and 2028 than the maximum numbers that are set out in the tables in section Allocation Principles, etc. below. If fewer Awards (as defined below) are granted, the total dilution will be less than the dilution set out in section Dilution below. The Board notes that the maximum dilution being requested in this proposal is above the Board’s long-term aim for Oatly.

For the avoidance of doubt, the terms and conditions of LTIP 2021–2026 shall not be amended or replaced through this proposal, and the current terms and conditions of LTIP 2021–2026 will remain in force in accordance with the resolution passed at the annual general meeting held on May 20, 2025.

Item 16(a) – Proposal Regarding Implementation of LTIP 2026–2028 and Increase in the Overall Share Limit

The Board proposes that the annual general meeting resolves to implement LTIP 2026–2028 and to increase the “Overall Share Limit” under the Oatly Incentive Plan. LTIP 2026–2028 is implemented under and pursuant to the Oatly Incentive Plan. Please refer to section Terms and Conditions of the Oatly Incentive Plan below.

Following the implementation, LTIP 2026–2028 is proposed to include grants of stock options and RSUs (together, “Awards”) to current and future members of the executive management team, top key personnel and selected senior key personnel. It is further proposed that the Company shall be authorized to grant a total of 3,363,198 new Awards under LTIP 2026–2028 in accordance with the terms and conditions of the Oatly Incentive Plan and the principal terms and conditions set out below.

By approving this proposal, and provided that the annual general meeting also resolves to approve the proposal in relation to item 17, the annual general meeting approves that the “Overall Share Limit” in the Oatly Incentive Plan will be increased to 143,861,475 Common Shares (as defined in the Oatly Incentive Plan).

LTIP 2026–2028 – Stock Options (with 2026 Warrants as a Hedging Arrangement)

Each stock option entitles the holder to acquire, as determined by the Board, either (i) twenty (20) ordinary shares in the Company; (ii) twenty (20) 2026 Warrants; or (iii) one (1) ADS, in accordance with the following terms and conditions:

(i)
Stock options may be granted without consideration no later than December 31, 2028.
(ii)
Stock options may be granted to the chief executive officer, members of the executive management team, top key personnel and selected senior key personnel, as set out below under section Allocation Principles, etc.
(iii)
Each stock option entitles the holder to acquire, as determined by the Board, either (i) twenty (20) ordinary shares in the Company; (ii) twenty (20) 2026 Warrants; or (iii) one (1) ADS, each at an exercise price equal to at least 100 per cent of the fair market value of the relevant instrument(s) in connection with the grant date of the stock option, as determined in accordance with the Oatly Incentive Plan. The Board shall be authorized to allow holders to net exercise stock options, as set out below under section Settlement.
(iv)
The stock options will be subject to time-based vesting requirements. The stock options will vest and become exercisable in equal instalments on each of the first three annual vesting dates falling on the first, second and third anniversaries of the grant date. For purposes of aligning vesting schedules, the Board shall be authorized to determine that the first annual vesting date shall not fall earlier than six months following the date of grant, and the second and third annual vesting dates shall fall no earlier than the first and second anniversary of the first annual vesting date. Notwithstanding the foregoing, the Board shall also be authorized to grant stock options that vest in one instalment on the date falling three years after the grant date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested stock options may become immediately vested and exercisable.
(v)
The stock options may not be transferred or pledged.
(vi)
Upon vesting, stock options will remain exercisable for a period of up to seven years from the grant date, provided that the holder does not cease to be employed or engaged by the Oatly group (in which case the stock options will be exercisable for a maximum period of one year from the date the holder ceased to be employed or engaged by the group).
(vii)
The terms and conditions for the stock options granted under LTIP 2026–2028 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favorable for participants than the terms and conditions of this proposal.

LTIP 2026–2028 – RSUs (with 2026 Warrants as a Hedging Arrangement)

The Company may grant participants RSUs, each giving the holder a right, subject to certain vesting conditions being met, to receive, as determined by the Board, either (i) twenty (20) ordinary shares in the Company; (ii) twenty (20) 2026 Warrants; or (iii) one (1) ADS, in each case free of charge or at an exercise price equal to the quota value of the Company’s ordinary shares at the time of exercise of the RSU, times twenty. The following terms and conditions shall apply to the RSUs:

(i)
RSUs may be granted without consideration no later than December 31, 2028.
(ii)
RSUs may be granted to the chief executive officer, members of the executive management team, top key personnel and selected senior key personnel, as set out below under section Allocation Principles, etc.
(iii)
The RSUs granted will be subject to time-based vesting requirements. The RSUs will vest and become exercisable in equal instalments on each of the first three annual vesting dates falling on the first, second and third anniversaries of the grant date. For purposes of aligning vesting schedules, the Board shall be authorized to determine that the first annual vesting date shall not fall earlier than six months following the date of grant, and the second and third annual vesting date shall fall no earlier than the first and second anniversary of the first annual vesting date. Notwithstanding the foregoing, the Board shall also be authorized to grant RSUs that vest in one instalment on the date falling three years after the grant date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested RSUs may become immediately vested and exercisable.
(iv)
The RSUs may not be transferred or pledged.
(v)
The terms and conditions for the RSUs granted under LTIP 2026–2028 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favorable for participants than the terms and conditions of this proposal.

Recalculation due to Share Split, Reverse Share Split, etc.

The exercise price, and the number of ordinary shares, 2026 Warrants, or ADSs that each stock option or RSU entitles to subscription for will be adjusted in the event of a share split, reverse split, ADS ratio change etc. pursuant to the terms of the Oatly Incentive Plan.

Allocation Principles, etc.

General

The participants’ eligibility to be granted stock options and/or RSUs following the general meeting’s resolution have been differentiated with reference to position, responsibility and working performance in the Oatly group. The participants have for this reason been divided into the below three categories, which may each comprise current and future employees or long-term consultants of the Oatly group.

Stock options and RSUs may be granted on one or more occasions during each financial year, but grants may not be made to a greater number of participants per Category and financial year than the maximum number set out below:

·
Category A: The Chief Executive Officer and the Chief Operating Officer
·
Category B: Other members of the executive management team and top key personnel (not more than 15 participants per financial year)
·
Category C: Selected senior key personnel (not more than 60 participants per financial year)

The below allocation principles shall apply to the grant of stock options and RSUs within, respectively, Categories A, B and C. The maximum numbers listed below shall apply for each financial year irrespective of whether grants are made on one or more occasions and the Board shall not be prevented from allocating fewer Awards than the maximum numbers set out in the tables below. The size of annual allocations may vary depending on, among other things, role weight, individual capability, total compensation mix, market benchmarks for the applicable role, personnel changes and fluctuations in the market price of the Company’s ADSs.

Maximum Allocation per Participant and Year within Each Category

The below table outlines the maximum number of each type of Awards that may be allocated per participant and year within each Category. The column All Awards indicates the total maximum number of Awards that may be allocated to any participant within each Category per year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number per participant and year	RSUs Maximum number per participant and year	All Awards Total maximum number of Awards per participant and year
Category A:	163,636	90,000	253,636
Category B:	54,545	60,000	114,545
Category C:	0	24,000	24,000

Maximum Allocation within Each Category Per Year

The below table outlines the total maximum number of each type of Award that may be allocated within each Category per year. The column All Awards indicates the total maximum number of Awards that may be allocated within each Category and year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number within the Category per year	RSUs Maximum number within the Category per year	All Awards Total maximum number of Awards per Category and year
Category A:	327,274	180,000	507,274
Category B:	54,545	302,400	356,945
Category C:	0	417,000	417,000

Non-Allocated Awards

In the event all stock options or RSUs within Categories A, B and C are not granted, such non-granted stock options and/or RSUs may be offered to participants in another category with fewer stock options and/or RSUs available for allotment during the relevant financial year. The maximum number of stock options and/or RSUs per participant within each category as set out above may however not be exceeded for any individual.

Settlement

The Board shall be entitled to decide that participants may, instead of delivery of 2026 Warrants, ADSs or ordinary shares in the Company, be offered cash settlement upon exercise of stock options or vesting of RSUs granted under LTIP 2026–2028 in accordance with the provisions of the Oatly Incentive Plan.

In order to limit the dilution from LTIP 2026–2028, the Board further intends to allow participants to net exercise vested stock options, meaning that the relevant participant would not be required to pay the exercise price in cash. Instead, the number of ordinary shares, 2026 Warrants or ADSs to be delivered to the participant upon exercise of the relevant stock options would be reduced to reflect the applicable exercise price, so that the participant receives a net number of ordinary shares, 2026 Warrants or ADSs corresponding to the value of the vested stock options after deduction of such amount. As an illustrative example, if a participant is granted 60,000 stock options with an exercise price of USD 12 per ADS and the participant exercises all such stock options through net exercise when the market value of Oatly’s ADSs is USD 18 per ADS, the number of ADSs received by the participant for all such stock options would be 20,000. The Board shall determine the detailed terms and procedures for such net exercise settlement.

Item 16(b) – Proposal on New Issuance of 2026 Warrants

It is proposed that the Company shall issue not more than 67,263,960 2026 Warrants. The 2026 Warrants shall be issued and may be used only to secure delivery and settlement of the Awards.

The right to subscribe for 2026 Warrants shall, with deviation from the shareholders’ preferential rights, only vest with the Company.

The 2026 Warrants shall be issued without compensation to the Company. Each 2026 Warrant entitles the holder to subscribe for one (1) ordinary share in the Company (with reservation for any re-calculation).

The 2026 Warrants may be exercised for subscription of ordinary shares during the period from the date they are registered with the Swedish Companies Registration Office, up to and including December 31, 2038, at an exercise price equal to the quota value of the Company’s ordinary shares.

A detailed proposal for the issue of 2026 Warrants, including complete terms and conditions for the warrants, is set out in Appendix A in the “Proposal for Resolution Regarding Implementation of the LTIP 2026–2028 Incentive Program”, available on Oatly’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2026.

Item 16(c) – Proposal on Approval of Transfer of 2026 Warrant Instruments

The Board proposes that the general meeting approves that transfers of 2026 Warrants, ordinary shares or ADSs resulting from the exercise of the 2026 Warrants (jointly the “2026 Warrant Instruments”) may occur on the following terms and conditions:

(i)
The right to acquire 2026 Warrant Instruments shall be granted to participants covered by the terms and conditions of LTIP 2026–2028 (as amended). Transfers may be made against no consideration, against consideration corresponding to the quota value of ordinary shares in the Company or against consideration in another amount, in each case pursuant to the terms of the Awards granted under LTIP 2026–2028.
(ii)
2026 Warrant Instruments may be transferred to third parties engaged or established for settlement of exercises of Awards within LTIP 2026–2028 and ancillary services, or otherwise sold or disposed of, for purposes of securing delivery of ordinary shares or ADSs or otherwise settling exercises of Awards under LTIP 2026–2028. 2026 Warrant Instruments may be transferred to and by such third parties against no consideration, against consideration corresponding to the quota value of ordinary shares in the Company or against consideration in another amount.
(iii)
2026 Warrant Instruments may be transferred during such periods as may be necessary or appropriate for purposes of securing delivery of ordinary shares or ADSs or otherwise settling exercises of Awards under LTIP 2026–2028.

(iv)
The number of ordinary shares and/or ADSs in the Company that may be transferred under LTIP 2026–2028 may be subject to recalculation in the event of a split, reverse split, ADS ratio change etc. pursuant to the terms of the Oatly Incentive Plan.

Item 17 – Resolution Regarding (a) Implementation of the Board Equity Program 2026–2028 and Increase in the Overall Share Limit, (b) a One-Time Issue of Share Awards to Certain Members of the Board and (c) Issuance of Warrants of Series 2026-B and Approval of Transfer of Warrants of Series 2026-B

Background and Reason

In 2021, the Company adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on May 6, 2021, resolved to implement an incentive program for members of the Board, under which the Company has granted equity-based awards to certain members of the Board (“Board Program 2021–2026”).

Equity-based awards are a central part of an attractive and competitive remuneration package to attract, retain and motivate internationally competent members of the Board, and to focus such Board members on delivering exceptional performance which contributes to value creation for all shareholders. Granting equity-based awards to certain members of the Board will increase and strengthen the relevant Board members’ dedication to Oatly’s operations, improve company loyalty and be beneficial to both the shareholders and the Company. Such equity-based awards to Board members are also normal practice in companies listed on the Nasdaq Stock Market.

The maximum number of awards that could be granted under Board Program 2021–2026 have already been granted. Against this background, the Board has put forward this proposal to (a) implement a new Board equity program under the Oatly Incentive Plan (the “Board Equity Program 2026–2028”) to enable the Company to grant share awards (the “Share Awards”) to certain members of the Board and to increase the “Overall Share Limit” under the Oatly Incentive Plan to 143,861,475 Common Shares (as defined in the Oatly Incentive Plan), (b) enable the Company to make a one-time grant of Share Awards to certain members of the Board (the “2026 Additional Allocation”) and (c) to issue new warrants, and to approve the transfer of such warrants, to secure delivery and settlement of the Share Awards granted under the Board Equity Program 2026–2028 and the 2026 Additional Allocation.

The intention is to reward Board members in equity instruments, using ordinary shares, 2026-B Warrants (as defined below) or ADSs at zero or nominal cost. Equity awards to Board members will not be tied to company performance and will not be in the form of market-priced stock options or warrants.

It is therefore proposed that the annual general meeting resolves to approve (a) the implementation of the Board Equity Program 2026–2028, (b) a one-time grant of equity-based awards under the 2026 Additional Allocation and (c) the issuance of 7,101,000 new warrants of series 2026-B (the “2026-B Warrants”) and the transfer of 2026-B Warrants, each in accordance with items (a), (b) and (c) below.

The resolutions under items (a), (b) and (c) are proposed to be passed as separate resolutions and are not conditional upon each other.

For the avoidance of doubt, the terms and conditions of Board Program 2021–2026 shall not be amended or replaced through this proposal, and the current terms and conditions of Board Program 2021–2026 will remain in force in accordance with the resolution passed at the annual general meeting held on May 20, 2025.

Item 17(a) – Proposal Regarding Implementation of the Board Equity Program 2026–2028 and Increase in the Overall Share Limit

It is proposed that the annual general meeting resolves to implement the Board Equity Program 2026–2028 and to increase the “Overall Share Limit” under the Oatly Incentive Plan as follows. The Board Equity Program 2026–2028 is implemented under and pursuant to the Oatly Incentive Plan. Please refer to section Terms and Conditions of the Oatly Incentive Plan below.

It is proposed that the Company shall be authorized to grant a total of 300,000 new Share Awards under the Board Equity Program 2026–2028 pursuant to the terms set out below. For the avoidance of doubt, this number excludes any Share Awards that can be granted as part of the 2026 Additional Allocation.

By approving this proposal under item 17(a) and the proposal regarding the 2026 Additional Allocation under item 17(b), and provided that the annual general meeting also resolves to approve the proposal in relation to item 16, the annual general meeting approves that the “Overall Share Limit” in the Oatly Incentive Plan will be increased to 143,861,475 Common Shares (as defined in the Oatly Incentive Plan).

Below is a description of the main terms and conditions for the Share Awards under the Board Equity Program 2026–2028.

·
The Share Awards may be granted to the chair of the Board and to directors of the Board who are not employed by the Oatly group, Verlinvest or China Resources (the “Board Participants”).
·
The chair of the Board may each year be granted a number of Share Awards equivalent to USD 160,000, and each other Board Participant may each year be granted a number of Share Awards equivalent to USD 140,000, based on the fair market value of the relevant instrument(s) in connection with the grant of the Share Award as determined in accordance with the Oatly Incentive Plan, provided however that in no event shall the chair of the Board be awarded more than 19,000 Share Awards per year and each other Board Participant be awarded more than 17,000 Share Awards per year in order to limit the dilution incurred by the Board Equity Program.
·
The total number of Share Awards that can be awarded to all Board Participants, including the chair of the Board, under the Board Equity Program 2026–2028 shall in no event exceed 300,000 Share Awards.
·
The Share Awards shall be granted free of charge to the Board Participants no later than December 31, 2028.
·
The Share Awards shall vest on the date of the next annual general meeting after the date of grant, provided that the relevant Board Participant is still a member of the Board on such date.
·
Each vested Share Award entitles the holder to receive, as determined by the Board, either (a) twenty (20) ordinary shares in the Company; (b) twenty (20) 2026-B Warrants; or (c) one (1) ADS in the Company, without any compensation being payable (or at a price equal to the quota value of the Company’s ordinary shares, times twenty), provided that the holder is still a member of the Board at the relevant time of vesting.
·
The Share Awards may not be transferred or pledged.
·
The number of ordinary shares, 2026-B Warrants or ADSs in the Company that each Share Award entitles to subscription for will be adjusted in the event of a split, reverse split, ADS ratio change etc. in accordance with customary re-calculation terms.

Item 17(b) – Proposal Regarding One-Time Issue of Share Awards to Certain Members of the Board

The Board considers that it is in the best interest of the Company to make a one-time grant of Share Awards to certain members of the Board, as set out in this proposal (the “2026 Additional Allocation”). In 2025 the Board was unable to make the intended full grants to relevant members of the Board, as the decrease in the market value of Oatly’s ADSs led to the maximum number of awards approved under the Board Program 2021–2026 being fully utilized. As such, relevant members of the Board received less than their intended grants. The 2026 Additional Allocation intends to compensate relevant members of the Board for such shortfall and to complement the annual Share Awards that may be granted under the Board Equity Program 2026–2028. Together they further align the interests of the relevant members of the Board with those of the shareholders and strengthen such Board members’ long-term commitment to the Company.

The Board therefore proposes that the annual general meeting resolves to approve the 2026 Additional Allocation, pursuant to which relevant members of the Board shall be granted Share Awards as further set out below.

·
The Share Awards under the 2026 Additional Allocation may be granted to the chair of the Board during 2025 and to directors of the Board during 2025 who were not employed by the Oatly group, Verlinvest or China Resources (the “Additional Allocation Participants”).
·
Under the 2026 Additional Allocation, the chair of the Board during 2025 may be granted a maximum of 16,050 Share Awards, and each other Additional Allocation Participant may be granted a maximum of 9,750 Share Awards, under the 2026 Additional Allocation. These maximum numbers are proposed to compensate for the shortfall described above.
·
The total number of Share Awards awarded to all Additional Allocation Participants under the 2026 Additional Allocation shall in no event exceed 55,050 Share Awards.
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The Share Awards under the 2026 Additional Allocation shall be granted free of charge to the Additional Allocation Participants no later than June 30, 2026.
·
The Share Awards under the 2026 Additional Allocation shall vest as soon as practically possible after the grant date, provided that the relevant Additional Allocation Participant is still a member of the Board on such date.
·
Each vested Share Award under the 2026 Additional Allocation entitles the holder to receive, as determined by the Board, either (a) twenty (20) ordinary shares in the Company; (b) twenty (20) 2026-B Warrants; or (c) one (1) ADS in the Company, without any compensation being payable (or at a price equal to the quota value of the Company’s ordinary shares, times twenty), provided that the holder is still a member of the Board at the relevant time of vesting.
·
The Share Awards under the 2026 Additional Allocation may not be transferred or pledged.
·
The number of ordinary shares, 2026-B Warrants or ADSs in the Company that each Share Award under the 2026 Additional Allocation entitles to subscription for will be adjusted in the event of a split, reverse split, ADS ratio change etc. in accordance with customary re-calculation terms.

Item 17(c) – Proposal Regarding New Issuance of 2026-B Warrants and Approval of Transfer of 2026-B Warrants

It is proposed that the Company shall issue not more than 7,101,000 new warrants of series 2026-B (the “2026-B Warrants”). The 2026-B Warrants shall be issued and may be used only to secure delivery and settlement of the Share Awards granted under the Board Equity Program 2026–2028 and the 2026 Additional Allocation.

The right to subscribe for 2026-B Warrants shall, with deviation from the shareholders’ preferential rights, only vest with the Company.

The 2026-B Warrants shall be issued without compensation to the Company. Each 2026-B Warrant entitles the holder to subscribe for one (1) ordinary share in the Company (with reservation for any re-calculation).

The 2026-B Warrants may be exercised for subscription of ordinary shares during the period from the date they are registered with the Swedish Companies Registration Office, up to and including December 31, 2030, at an exercise price equal to the quota value of the Company’s ordinary shares.

A detailed proposal for the issue of 2026-B Warrants, including complete terms and conditions for the warrants, is set out in Appendix A in the “Proposal for Resolution Regarding Implementation of the Board Equity Program 2026–2028 and a One-Time Issue of Share Awards”, available on Oatly’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2026.

Item 18 – Resolution Regarding Amendment to the Articles of Association

The shareholder Nativus Company Limited proposes that the annual general meeting on 20 May 2026 resolves to amend the articles of association as set out below.

The reason for the proposed amendment to paragraph 6 is to update the reference to the Relevant CR Holder (as set out below).

Current Wording	Proposed Wording

§ 6

Each Board Member shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such Board Member was appointed by the general meeting, Verlinvest S.A. (the “Relevant VI Holder”) or the China Resources (Holdings) Co. Limited (the “Relevant CR Holder”) (as applicable), provided that the term of each Board Member shall continue until the election of his or her successor and be subject to his or her earlier death, resignation or removal.

§ 6

Each Board Member shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such Board Member was appointed by the general meeting, Verlinvest S.A. (the “Relevant VI Holder”) or Blossom Key (Hong Kong) Holdings Limited (the “Relevant CR Holder”) (as applicable), provided that the term of each Board Member shall continue until the election of his or her successor and be subject to his or her earlier death, resignation or removal.

Majority requirements

Approval of the proposals according to items 16 and 17 requires that the proposals are supported by shareholders representing at least nine tenths of the votes cast and the shares represented at the AGM. Approval of the proposals according to item 18 requires that the proposals are supported by shareholders representing at least two thirds of the votes cast and the shares represented at the AGM.

Documents

Documents that shall be made available prior to the AGM pursuant to the Swedish Companies Act will be made available at Oatly, Ångfärjekajen 8, 211 19 Malmö, and on Oatly’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2026 no later than from and including 29 April 2026. The documents will be sent to shareholders who so request and provide their postal address.

Shareholders’ right to receive information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and the Company’s relation to other companies within the group.

Processing of personal data

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

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Malmö, April 2026

Oatly Group AB (publ)

Board of directors